Mail Stop 6010

September 6, 2006

Mr. Rod A. Shipman
President, Chief Executive Officer, and Chief Financial Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

      Re: **CPC of America, Inc.**
            Form 10-K for the fiscal year ended December 31, 2005
            Filed March 21, 2006
            File No. 000-24053

Dear Mr. Shipman:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Martin F. James
      Senior Assistant Chief Accountant